SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Appian Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #03782L101	Page 2 of 8

1	NAME OF REPORTING PERSONS Novak Biddle Venture Partners V, L.P. (“NBVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP #03782L101	Page 3 of 8

1	NAME OF REPORTING PERSONS Novak Biddle Company V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

CUSIP #03782L101	Page 4 of 8

1	NAME OF REPORTING PERSONS E. Rogers Novak, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

421,124 shares, 3,069 of which are shares of Class A Common Stock and 418,055 of which are shares of Class B Common Stock.[1] Novak Holdings, LLC (“Novak Holdings”), of which Novak is the sole owner, directly owns 2,302 shares of Class A Common Stock and 313,547 shares of Class B Common Stock. Wells Fargo Bank NA FBO E.R. Novak Jr MGD IRA (“Novak IRA”), with respect to which Novak has sole voting and dispositive power, owns 767 shares of Class A Common Stock and 104,508 shares of Class B Common Stock.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

421,124 shares, 3,069 of which are shares of Class A Common Stock and 418,055 of which are shares of Class B Common Stock.[1] Novak Holdings, LLC (“Novak Holdings”), of which Mr. Novak is the sole owner, directly owns 2,302 shares of Class A Common Stock and 313,547 shares of Class B Common Stock. Wells Fargo Bank NA FBO E.R. Novak Jr MGD IRA (“Novak IRA”), with respect to which Mr. Novak has sole voting and dispositive power, owns 767 shares of Class A Common Stock and 104,508 shares of Class B Common Stock.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,124 shares of Class A Common Stock and Class B Common Stock combined
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer thereof, subject to certain exceptions. The rights of holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. The holders of Class A Common Stock are entitled to one vote per share, and the holders of Class B Common Stock are entitled to ten votes per share, on all matters that are subject to stockholder vote. The holders of Class B Common Stock also have approval rights for certain corporate actions.

(2)

Based on 28,541,305 shares, calculated as follows: (i) 28,123,250 shares of Class A common stock outstanding as of October 29, 2018, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 1, 2018; and (ii) 418,055 shares of Class B common stock immediately convertible into the same number of shares of Class A common stock.

CUSIP #03782L101	Page 5 of 8

1	NAME OF REPORTING PERSONS A.G.W. Biddle, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

430,176 shares, 11,064 of which are shares of Class A Common Stock and 419,112 of which are shares of Class B Common Stock.[1] Mr. Biddle, a member of the Issuer’s board of directors, directly owns 4,925 shares of Class A Common Stock granted under the Issuer’s equity incentive plan. Jack Biddle, Inc. (“JBI”), of which Mr. Biddle is the President of, directly owns 6,139 shares of Class A Common Stock and 300,675 shares of Class B Common Stock. Southgate Partner I (“Southgate I”), a family trust established for the benefit of Mr. Biddle’s child and for whom Mr. Biddle serves the trustee, directly owns 39,479 shares of Class B Common Stock. Southgate Partner II (“Southgate II”), a family trust established for the benefit of Mr. Biddle’s child and for whom Mr. Biddle serves the trustee, directly owns 39,479 shares of Class B Common Stock. Southgate Partner III (“Southgate III”), a family trust established for the benefit of Mr. Biddle’s child and for whom Mr. Biddle serves the trustee, directly owns 39,479 shares of Class B Common Stock.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

430,176 shares, 11,064 of which are shares of Class A Common Stock and 419,112 of which are shares of Class B Common Stock.[1] Mr. Biddle, a member of the Issuer’s board of directors, directly owns 4,925 shares of Class A Common Stock granted under the Issuer’s equity incentive plan. Jack Biddle, Inc. (“JBI”), of which Mr. Biddle is the President of, directly owns 6,139 shares of Class A Common Stock and 300,675 shares of Class B Common Stock. Southgate Partner I (“Southgate I”), a family trust established for the benefit of Mr. Biddle’s child and for whom Mr. Biddle serves the trustee, directly owns 39,479 shares of Class B Common Stock. Southgate Partner II (“Southgate II”), a family trust established for the benefit of Mr. Biddle’s child and for whom Mr. Biddle serves the trustee, directly owns 39,479 shares of Class B Common Stock. Southgate Partner III (“Southgate III”), a family trust established for the benefit of Mr. Biddle’s child and for whom Mr. Biddle serves the trustee, directly owns 39,479 shares of Class B Common Stock.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,176 shares of Class A Common Stock and Class B Common Stock combined
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer thereof, subject to certain exceptions. The rights of holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. The holders of Class A Common Stock are entitled to one vote per share, and the holders of Class B Common Stock are entitled to ten votes per share, on all matters that are subject to stockholder vote. The holders of Class B Common Stock also have approval rights for certain corporate actions.

(2)

Based on 28,542,362 shares, calculated as follows: (i) 28,123,250 shares of Class A common stock outstanding as of October 29, 2018, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 1, 2018; and (ii) 419,112 shares of Class B common stock immediately convertible into the same number of shares of Class A common stock.

CUSIP #03782L101	Page 6 of 8

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G previously filed by NBVP, NBC V, Biddle and Novak Holdings (collectively, the “Reporting Persons”) on January 31, 2018 (together with all prior and current amendments thereto, this “Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13G.

ITEM 4.	OWNERSHIP

The approximate percentages of Class A Common Stock reported as beneficially owned by the Reporting Persons (on an as-converted basis) are based upon (i) 28,123,250 shares of Class A Common Stock outstanding as of October 29, 2018, as reported by the Issuer on its Form 10-Q filed with the United States and Securities Commission on November 1, 2018, plus, (i) in the case of Mr. Novak, 418,055 shares of Class B common stock immediately convertible into the same number of shares of Class A common stock, or (ii) in the case of Mr. Biddle, 419,112 shares of Class B common stock immediately convertible into the same number of shares of Class A common stock.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

CUSIP #03782L101	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

NOVAK BIDDLE VENTURE PARTNERS V, L.P.
By: Novak Biddle Company V, L.L.C., its managing member

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

NOVAK BIDDLE COMPANY V, L.L.C.

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

/s/ E. Rogers Novak, Jr.
E. Rogers Novak, Jr.

/s/ A.G.W. Biddle, III
A.G.W. Biddle, III

CUSIP #03782L101	Page 8 of 8

EXHIBIT INDEX

Exhibit

Exhibit A: Agreement of Joint Filing